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                             January 8, 2024

       Jan F. van Eck
       President and Chief Executive Officer
       VanEck Bitcoin Trust
       c/o VanEck Digital Assets, LLC
       666 Third Avenue, 9th Floor
       New York, NY 10017

                                                        Re: VanEck Bitcoin
Trust
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed January 8,
2024
                                                            File No. 333-251808

       Dear Jan F. van Eck:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

       Amendment No. 7 to Registration Statement on Form S-1

       General

   1. In order to meet your anticipated timing, please respond to these comments and amend your registration
statement no later than 10:00 a.m. (EST) on January 9, 2024.
   2. Please revise your disclosure to clarify whether and to what extent any of the Liquidity
                                                        Providers are
affiliated with or have any material relationships with any of the Authorized
                                                        Participants.
 Jan F. van Eck
FirstName  LastNameJan
VanEck Bitcoin  Trust F. van Eck
Comapany
January    NameVanEck Bitcoin Trust
        8, 2024
January
Page 2 8, 2024 Page 2
FirstName LastName
Risk Factors, page 11

3. Please add risk factor disclosure addressing the risks related to your Authorized
         Participants acting in the same capacity for several competing products.
The Trust's Service Providers
The Bitcoin Custodian
The Bitcoin Custodian's Role in the Clearing Agreement, page 79

4. We note your response to prior comment 7. We could not locate your revised disclosure relating to fees and re-issue in part. Please revise to specify who will be responsible for any fees associated with bitcoin transactions between the Authorized Participants, Bitcoin
         Custodian and Gemini Clearing. Please file Gemini's User Agreement as an exhibit to your registration statement.
       Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Crypto
Assets
cc:      Clifford Cone